

September 7, 2012

<u>Via E-mail</u>
Donald B. Cochran
President and Chief Executive Officer
Universal Truckload Services, Inc.
12755 E. Nine Mile Road
Warren, MI 48089

> **Re:** **Universal Truckload Services, Inc.**
> **Amendment No. 1 to Preliminary Information Statement on Schedule 14C**
> **Filed August 30, 2012**
> **and Documents Incorporated by Reference**
> **File No. 000-51142**

Dear Mr. Cochran:

We have reviewed your responses to the comments in our letter dated August 27, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

<u>Financing of the Merger, page 2</u>

1. We note your response to our prior comment 9 and that on August 30, 2012 you entered into a revolving credit and term loan agreement. Please revise to disclose the material terms of such facility.

<u>The Merger, page 37</u>

<u>Background of the Merger, page 48</u>

2. We note your revised disclosure in response to our prior comment 19 that the Special Committee "decided that a fixed exchange ratio of 0.724 shares of Universal's common stock for each share of LINC common stock was an appropriate proposed exchange ratio regarding the consideration to be paid by Universal to acquire LINC," and we reissue. Please revise to clarify whether Evercore proposed the exchange ratio of $0.724 to the Special Committee.

<u>Reasons for the Merger; Recommendation of the Special Committee; Approval of the Board, page 49</u>

3. We note your response to our prior comment 20 that you believe that the merger "will provide opportunities in attractive markets currently underserviced by Universal, such as

the oil and gas industry and markets that require employee truck drivers." With a view towards revised disclosure, please tell us LINC's involvement with the oil and gas industry or explain why you believe the merger will provide such opportunities.

Strategic Alternatives, page 51

4. We note your response to our prior comment 27 and reissue. Please revise the third paragraph on page 55 to affirmatively state whether Evercore was authorized to pursue any strategic alternatives.

Authority of the Special Committee, page 51

5. We note your response to our prior comment 25 and reissue. Please revise to remove all references to "arms' length" bargaining, as such references are inappropriate in a related party context.

Financial Forecasts, page 65

6. Please revise to describe any material assumptions or limitations on management's projections disclosed on pages 65-67.

Financing of the Merger, page 75

7. We note your revised disclosure in the second paragraph on page 75 that "[t]he use of proceeds would be offset by the $5.0 million repayment of the notes receivable from affiliates resulting in an increase in pro forma cash of $1.6 million." This statement seems inconsistent with your revised disclosure on page 3 that the $5.0 million promissory note owned to LINC "will result in a net increase of pro forma cash for Universal of $3.5 million." Please revise or advise.

Form 10-K for the Fiscal Year Ended December 31, 2011

8. We note your response to our prior verbal comment, which you have labeled as comment 53 in your response letter, and reissue. Please confirm that in future filings you will include all material agreements "to be performed in whole or in part at or after the filing of the . . . report or was entered into not more than two years before such filing" pursuant to Item 601(b)(10) of Regulation S-K with your Form 10-K. As applicable, we note that you may incorporate by reference to your prior filings. Refer to Item 15 of Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        D. Kerry Crenshaw
        Clark Hill PLC